Brisa

RECEIVED
2005 MAR 15 A 9:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-34855

05006446

To:

U.S. Securities and Exchange Commission

Office of International Corporate Finance

Mail Stop 3-2

450 5th Street NW

Washington, DC 20549

SUPPL

Ref: Rule 12g3-2(b) exemption: submission of information

March 02, 2005

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Dear Sirs,

BRISA – Auto-estradas de Portugal, S.A. hereby encloses, for the purpose of the above captioned exemption, the latest information made public thereby pursuant to the local securities legislation.

Best regards,

Luís D'Eça Pinheiro

Corporate & Investor Relations

3/16

Press Release **Brisa**

FILE N: 82-34855

Material Event

09/INST/DRICS/05
01 March 05

Reuters: Bris IN
Bloomberg: BRISA PL
www.brisa.pt

BRISA – Auto-Estradas de Portugal, S.A. ("Brisa") hereby announces that following the changes introduced to the Concession Agreement terms by Decree-Law no. 39/2005 of 17 February (which provides the application of Class 1 tariffs to Class 2 to specific vehicles whenever these use the automatic payment system) – has agreed with the Portuguese Government, in order to safeguard the economic and financial balance of the concession, on a new tariff updating mechanism. From March 1st 2005 up to December 31st 2011, toll tariffs yearly updated will be 100% of previous year inflation, instead of 90% of previous year inflation.

This agreement – that only envisages the offset of the financial impacts that may arise from the legal change referred hereinabove – entered into force following a Government Order issued jointly by the Finance Minister and the Minister for Public Administration, Public Works, Transports and Communications, giving effect to Decree-Law no. 39/2005 of 17 February.

São Domingos de Rana, 1 March 2005

Corporate and Investor Relations Director
Luis d'Eça Pinheiro
+351 21 444 95 68
lepinheiro@brisa.pt

Investor Relations
Rosário G. Oliveira
+351 21 44 95 70
roliveira@brisa.pt
Ricardo M. Ferreira
+351 21 444 95 72
ricardo.ferreira@brisa.pt

Media Relations
Franco Caruso
+351 21 444 95 69
franco.caruso@brisa.pt

BRISA – Auto-Estradas de Portugal, SA is an open public company with registered office in Quinta da Torre da Aguilha – Edifício Brisa – São Domingos de Rana, municipality of Cascais, with fiscal contribution no. 500048177, registered in the Cascais Companies Registry under no. 10583, with share capital of Euros 600 000 000

ANNUAL SHAREHOLDERS MEETING

NOTICE OF MEETING

Brisa

BRISA – Auto-Estradas de Portugal, S.A.
Registered with the Commercial Registry Office of Cascais, no. 10583
Corporate Tax number 500 048 177
Share Capital: € 600.000.000.
Head-Office: Quinta da Torre da Aguilha, Edifício BRISA, São Domingos de Rana

Pursuant to Article 377 of the Companies Code, I hereby convene the Company's Annual Shareholders Meeting on 28 March 2005 at 11 a.m.. The meeting is to be held at Hotel Riviera, Rua Bartolomeu Dias Junqueiro, Carcavelos, and it will have the following Agenda:

1. To deliberate on the Management Report and Accounts relating to 2004.
2. To deliberate on the Consolidated Management Report and Consolidated Accounts relating to 2004.
3. To deliberate on the proposal for the appropriation of net profits relating to 2004.
4. To appraise in general terms, the Company's management and supervision committee during 2004.
5. To appraise the report on the General Management Incentives Scheme.
6. To deliberate on the acquisition of own shares.
7. To deliberate on the changes of the General Management Incentives Scheme.
8. To elect the corporate bodies for 2005-2007.

The proposals which the Board of Directors must submit before the Shareholders Meeting as well as the reports attached thereto under the terms of the law and remaining information required pursuant to Article 289 of the Companies Code shall be made available to shareholders at the Company's head-office and at its Internet site (www.brisa.pt) as from 12 March 2005.

We draw your attention to provisions in Article 9 of the Company's Articles of Association concerning shareholders' *participation and exercising of voting rights in the Shareholders Meeting, namely to the following:*

(a) Shareholders may only attend the Shareholders Meeting if they hold voting rights, each 500 (five hundred) shares corresponding to one vote.

(b) To exercise their right to vote, shareholders must hold the shares since at least eight days prior to the date of the Shareholders Meeting.

(c) Shareholders must produce evidence of their shareholding by sending to the chairman of the Shareholders Meeting at least five working days prior to the date of the Meeting, certificate as provided in Article 78 of the Securities Code issued by the financial intermediary with whom the shares are registered, stating the following:

   (i) The number of shares registered in the respective account since at least eight days prior to the date of the Shareholders Meeting; and

   (ii) That the shares shall be blocked until the date of the Shareholders Meeting.

(d) In case of co-holdership, only the common representative or its representative may participate in the Shareholders Meeting.

Subject to the law and the Company's Articles of Association, shareholders may appoint a representative to act on their behalf at the Shareholders Meeting by means of a simple written letter holding their signature addressed to the Chairman of the Board of the Shareholders Meeting and received at the Company's head-office until the fifth business day prior to the date of the Shareholders Meeting. In case of doubt as to the shareholder's signature, the Chairman of the Shareholders Meeting may require a legalized signature.

Corporate shareholders shall be represented by their legal representative or whomever they may appoint by means of a duly signed letter addressed to the Chairman of the Board of the Shareholders Meeting and received at the Company's head-office until the fifth business day prior to the date of the Shareholders Meeting.

Shareholders holding less than five hundred (500) shares may group with other shareholders until such number is reached, and they shall appoint one amongst them as their representative.

Subject to the relevant provisions in the Securities Code, shareholders with voting rights may vote by correspondence in which case they shall notify the Chairman of the Shareholders Meeting thereon until the 8th of March 2005, by means of letter holding their certified signature (or, in the case of natural persons, a letter holding their signature and enclosing a copy of their respective identity card), which must mention the address to where the ballot papers and remaining documentation must be sent. Subsequently, the Company will send to the shareholders concerned the respective ballot papers and remaining documentation, which shall be returned not less than five working days prior to the date of the Shareholders Meeting, in a closed envelope containing the ballot papers dully filled and another envelope containing the certificate of the financial intermediary with whom the shares are registered (issued under the terms referred hereinabove).

Shareholders may also, if they wish to do so, delegate on Brisa the powers to request to the financial intermediary with whom their shares are registered the issuing of the respective certificate, in which case they must provide Brisa until the 8th of March 2005 with a statement for that purpose.

Forms for all the above procedures will be available online at the Company's website as from 26 February 2005.

Shareholders with voting rights may also vote through the Internet at www.brisa.pt, provided they address to the Chairman of the Shareholders Meeting at the Company's head-office until the 8th of March 2005 a communication (drawn up according to the form provided at the referred Internet site) holding their certified signature (or in the case of natural persons, their simple signature and enclosing a copy of their respective identity card), and indicating a password of their choice and the e-mail address to where the password to be provided by the Company (which together with the first one will grant access to the respective ballot paper in the referred Internet site) will be sent. These shareholders may exercise their voting rights from 0.00 a.m. of 12 March 2005 to 5 p.m. of 24 March 2005. The referred certificate of the financial intermediary issued as provided hereinabove must be received until the fifth business day prior to the date of the Shareholders Meeting otherwise the votes of respective shareholders will not be considered.

The counting of the votes by correspondence and through the Internet shall be made by the Board of the Shareholders Meeting that will add them to the votes expressed in the Shareholders Meeting.

10 February 2005

The Chairman of Shareholders Meeting

Vasco Vieira de Almeida

Letter requesting Vote by Post / Internet [1]

(To be received at Brisa's head-office until 8 March 2005)

To the

Chairman of the Shareholders Meeting of

BRISA – Auto-Estradas de Portugal, S.A.

Quinta da Torre da Aguilha – Edifício BRISA

2785-599 São Domingos de Rana

____[2], holder of ordinary shares of BRISA – Auto-Estradas de Portugal, S.A. ("Brisa"), hereby expresses its intention of[3]:

☐ Exercise by correspondence its voting rights at the Annual General Meeting scheduled for 28 March 2005, for which it requests the sending of respective ballot papers and remaining documentation to the address referred herein below.

____

_____-_____ __________

☐ Exercise through the Internet (www.brisa.pt) its voting rights at the Annual General Meeting scheduled for 28 March 2005, for which it requests to be sent to the following e-mail address ____________________[4], the password to be attributed by Brisa, which is to be used jointly with the following password:

☐ ☐ ☐ ☐ ☐ ☐[5]

_______________, ___/___/_____[6]

_________________________[7]

---

1 This letter must be received at Brisa's head-office before 8 March 2005. The sending of this letter shall not exempt shareholders from sending until the 5th business day prior to the date of the General Meeting (i.e. until 18 March 2005), a certificate issued by the financial intermediary with whom their shares are registered or the statement attached hereto dully filled in.

2 *Full name (natural persons) or company name (legal persons), in capital letters.*

3 Please mark only the desired option.

4 Please indicate legibly the e-mail address to where the password to be attributed by Brisa must be sent.

5 **Please indicate legibly the password (made up of 6 alpha numeric characters) chosen by the shareholder, which in conjunction with the password to be attributed by Brisa, will allow the shareholder to access the ballot paper on the Internet www.brisa.pt. Please remember the password chosen, since it will be required to access the ballot paper.**

6 Place and date.

7 *In the case of natural persons, the signature must be certified by a Notary Public* (or, alternatively, the shareholder may enclose with this communication a copy of his/her identity card). In the case of legal persons, signature(s) must be certified in an official capacity and with the powers required for the purpose.

Blocking of Shares

Annual General Meeting of BRISA – Auto-Estradas de Portugal, S.A.

28 March 2005

(Statement to be received at BRISA's head-office until 8 March 2005)

____[1], Fiscal number nº_______________, holder of ordinary shares of BRISA – Auto-Estradas de Portugal, S.A. ("Brisa"), deposited at ______________________________[2] ("Bank"), Account number (BIN):

□□□□ □□□□ □□□□ □□□□ □□□□ □,

Securities account:

□□□□□□□□□□□□□□□□□□□□□[3],

For the purposes of participating in the Annual Shareholders Meeting of BRISA Auto-Estradas de Portugal, S.A. to be held on the 28th March 2005 at 11 a.m., I hereby authorize this Company to request to the Bank referred hereinabove, pursuant to the terms provided in Article 78 of the Securities Code, the issuing of a statement of deposit and blocking (until the date of the said Annual Shareholders),______________[4] shares which I hold in the above mentioned account.

_______________, ___/___/______[5]

______________________________[6]

---

1 Full name (natural persons) or company name (legal persons), in capital letters.
2 Denomination, in capital letters, of the financial institution where the shares are being held.
3 State the Securities account number if not applicable the BIN number.
4 Number of shares. Unless stated otherwise the bank would block all Brisa's shares on the mentioned account.
5 Place and date.
6 Identical signature to the one registered at the bank.

Instrument of Proxy [1]

(To be received at Brisa's Head-office until 18 March 2005)

To the

Chairman of the Share holders Meeting of

BRISA – Auto-Estradas de Portugal, S.A.

Quinta da Torre da Aguilha – Edifício BRISA

2785-599 São Domingos de Rana

____[2], holder of ordinary shares of BRISA – Auto-Estradas de Portugal, S.A. ("Brisa"), under the terms provided in Article 380 of the Companies Code, hereby appoints ________________________________[3], as his representatitive granting all the necessary powers to:

(a) Act for and on behalf of ________________________________[4] at the Annual General Meeting of Brisa to be held on 28 March 2005;

(b) Vote for at the referred Annual General Meeting as he/she may deem suitable.

____________________, ___/___/______[5]

______________________________[6]

---

1 As provided in Article 14 of the Company's Articles of Association, this power of attorney must be received at Brisa's head-office not later than 5 business days before the date of the General Meeting (i.e. before 18 March 2005). The sending of this instrument shall not exempt shareholders from sending before the referred date, a certificate issued by the financial intermediary with whom their shares are registered or the statement attached hereto dully filled in.

2 Full name (natural persons) or company name (legal persons), in capital letters.

3 Shareholders may be represented by their spouse, ascendants or descendants (in the case of natural persons only) or by other shareholders or any member of the Board of Directors of Brisa (in the case of natural or legal persons). In case a shareholder decides to appoint a member of the Board of Directors, this may be one of the following: **Vasco Maria Guimarães José de Mello, João Pedro Stilwell Rocha e Melo, Daniel Pacheco Amaral, João Pedro Ribeiro de Azevedo Coutinho, João Afonso Ramalho Sopas Pereira Bento, António José Fernandes de Sousa, António Nogueira Leite, Isídro Fainé Casas, Luís Manuel de Carvalho Telles de Abreu, António Ressano Garcia Lamas or João Vieira de Almeida**.

4 Full name (natural persons) or company name (legal persons), in capital letters.

5 Place and date.

6 Signature (natural persons)/signature(s), name(s), capacity and company seal (legal persons).

Blocking of Shares

Annual General Meeting of BRISA – Auto-Estradas de Portugal, S.A.
28 March 2005
(Statement to be received at BRISA's head-office until 8 March 2005)

____[1], Fiscal number nº__________________, holder of ordinary shares of BRISA – Auto-Estradas de Portugal, S.A. ("Brisa"), deposited at ______________________________________[2] ("Bank"), Account number (BIN):

□□□□ □□□□ □□□□ □□□□ □□□□ □,

Securities account:

□□□□□□□□□□□□□□□□□□□□□□□[3],

For the purposes of participating in the Annual Shareholders Meeting of BRISA Auto-Estradas de Portugal, S.A. to be held on the 28th March 2005 at 11 a.m., I hereby authorize this Company to request to the Bank referred hereinabove, pursuant to the terms provided in Article 78 of the Securities Code, the issuing of a statement of deposit and blocking (until the date of the said Annual Shareholders),_______________[4] shares which I hold in the above mentioned account.

__________________, ____/____/_______[5]

__________________________________[6]

---

1 Full name (natural persons) or company name (legal persons), in capital letters.
2 Denomination, in capital letters, of the financial institution where the shares are being held.
3 State the Securities account number if not applicable the BIN number.
4 Number of shares. Unless stated otherwise the bank would block all Brisa's shares on the mentioned account.
5 Place and date.
6 Identical signature to the one registered at the bank.